April 25, 2018

William Mastrianna
Attorney Adviser
Office of Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Scholar Rock Holding Corp.
Draft Registration Statement on Form S-1
Submitted March 26, 2018
CIK No. 0001727196

Dear Mr. Mastrianna:

This letter is confidentially submitted on behalf of Scholar Rock Holding Corporation (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on March 26, 2018, as set forth in your letter, dated April 19, 2018 (the “Comment Letter”), to Nagesh K. Mahanthappa.  Previously, on April 20, 2018, the Company confidentially submitted Amendment No. 1 to the Draft Registration Statement solely for the purpose of submitting to the Staff certain exhibits to the Draft Registration Statement.  The Company is now concurrently confidentially submitting Amendment No. 2 to the confidential submission of the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

Form S-1 Filed March 26, 2018

Prospectus Summary

Overview, page 1

COMMENT NO. 1:

Please balance your statement that you are focused on the discovery and development of innovative medicines for the treatment of serious diseases in which signaling by protein growth factors plays a fundamental role with the fact that you are a clinical stage biopharmaceutical company and that your lead product candidate has yet to begin Phase 1 clinical development.

RESPONSE TO COMMENT NO. 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on pages 4, 73, 90, 93, 95, and 101 to state that the Company filed an IND in March 2018 and received notice from the FDA that it may proceed with its clinical trial to convey to readers the stage of the Company’s development and that it has not yet commenced its planned Phase 1 clinical trial of SRK-015.

COMMENT NO. 2:

We note your statement that your approach “avoids the historical challenges associated with safely and effectively inhibiting growth factors for therapeutic effect.” This statement could imply that your approach is safer and more effective.  As efficacy and safety determinations are solely within the FDA’s authority, please remove this statement here and in your MD&A and Business overviews.

RESPONSE TO COMMENT NO. 2:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on pages 1, 72, and 89 to delete references to “safely and effectively”.

Our Approach and Proprietary Platform, page 1

COMMENT NO. 3:

Please clarify your discussion and provide more detail about what technology or assets comprise your “proprietary platform” beyond the scientific insights already discussed.

RESPONSE TO COMMENT NO. 3:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 3 to provide additional information regarding the know-how and patents that cover the Company’s proprietary platform and on pages 3 and 92 to reference the two patent families that cover the Company’s proprietary platform in addition to the know-how that is encompassed in the Company’s proprietary platform.

Our Pipeline Programs, page 3

COMMENT NO. 4:

Please include columns for Phase 2 and Phase 3 in your product pipeline table.

RESPONSE TO COMMENT NO. 4:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its graphic on pages 3 and 95 to include columns for Phase 2 and Phase 3.

COMMENT NO. 5:

To the extent product candidates and indications for your TGFB1 and BMP6 programs are known please disclose them on your product pipeline table.  If you have not yet identified product candidates and indications relating to these programs, it is premature to present these programs on your product pipeline table.  In this regard, we note your disclosure in the risk factor on page 15 that, other than SRK-015, “[a]ll of our other programs are in preclinical development, and we have yet to nominate a clinical candidate from these programs.”

RESPONSE TO COMMENT NO. 5:

The Company supplementally advises the Staff that it has selected certain indications for its TGFβ1 and BMP6 programs.  The Company respectfully advises the Staff that it has modified its product pipeline table to reflect the indications selected for such programs.  In addition, the Company supplementally advises the Staff that while it has not finalized a particular inhibitor to serve as the lead clinical candidate for either of these programs, it is actively evaluating, and has narrowed its selection to, several candidates from which the Company intends to nominate clinical candidates for further clinical development for these programs.  The Company respectfully advises the Staff that it has modified its disclosure on pages 4, 90, 93, 103, and 108 to specify that there are only a limited number of inhibitors under consideration for each program.

The Company believes that given the meaningful progress it has made in advancing its TGFβ1and BMP6 programs toward clinical development, it is appropriate to depict such programs in its product pipeline table accompanied by descriptions of the respective stage of development for each of its programs.  The Company believes that such descriptions in Amendment No. 2, along with appropriate risk factors contained therein that caution readers about the uncertainties inherent in biopharmaceutical development, allow the Company to present, in a balanced manner, the product candidates that it seeks to develop.

Use of Proceeds, page 64

COMMENT NO. 6:

We note your disclosure that portions of the proceeds will be allocated to fund research and development activities for SRK-015 and the TGFB1 programs.  Please expand your disclosure to include your estimate of how far you expect to reach, in the development process, for each program using the funds raised by the offering.  In addition, please tell us why there is no allocation for the BMP6 Program.

RESPONSE TO COMMENT NO. 6:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 7 and 64 to include an estimate of how far the Company expects to reach in the development process for each of the programs described in the Use of Proceeds section of Amendment No. 2.

The Company supplementally advises the Staff that it has described its intended use of proceeds from the offering allocated to its preclinical TGFβ1 and BMP6 programs collectively.  As between its TGFβ1 and BMP6 programs, the Company respectfully advises the Staff that it has not determined with specificity the amounts to be allocated toward each of such programs individually.  Therefore, the Company believes that the disclosure of specific estimated amounts to be allocated to the TGFβ1and BMP6 programs individually at this time would be premature and speculative.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 72

COMMENT NO. 7:

Please tell us if your proprietary platform involves a significant software element that should be disclosed in describing how the platform facilitates your activities.

Also describe for us how you account for the expenses incurred to develop and maintain your proprietary platform.

RESPONSE TO COMMENT NO. 7:

The Company supplementally advises the Staff that its proprietary platform does not involve a software element.

In addition, the Company supplementally advises the Staff that third-party and internal costs incurred to develop and maintain its proprietary platform, including for purifying proteins, identifying antibodies, and testing antibodies using assays developed by the Company, are expensed in the period they are incurred. Costs associated with the prosecution and maintenance of the patents and patent applications owned by the Company or licensed to the Company that cover its proprietary platform are expensed in the period they are incurred.

Results of Operations Comparison of the Years Ended December 31,2016 and 2017, page 76

COMMENT NO. 8:

Please provide further detail regarding the “performance obligations under the option and license agreement” that were completed in 2016 and the revenue associated with these performance obligations.

RESPONSE TO COMMENT NO. 8:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 76 to provide additional detail on the performance obligations.

Research and Development, page 76

COMMENT NO. 9:

Please disclose the research and development expenses incurred by program for the periods presented.  If you do not separately track certain costs, for example internal costs, by programs, disclose that fact.

RESPONSE TO COMMENT NO. 9:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 77 to disclose its external research and development expenses incurred by program after a clinical candidate has been identified.  The Company supplementally advises the Staff that it does not separately track internal costs by program as they are deployed across multiple projects under development.

Business TGFB1 in Fibrosis, page 102

COMMENT NO. 10:

We note your statement that “data suggest that novel approaches for the safe and effective targeting of TGFB signaling may have broad applicability to the treatment of fibrotic disease.” As efficacy and safety determinations are solely within the FDA’s authority, please remove or further qualify this statement as it appears to reference peer-reviewed studies as the basis for the statement.  Similarly, please remove or further qualify your statement on page 106 that “liver-selective inhibition of BMP6 signaling could provide a safe and effective way to target a variety of iron-restricted anemias.”

RESPONSE TO COMMENT NO. 10:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 104 to delete references to safety and efficacy.

License Agreements License Agreement with Children’s Medical Corporation, page 107

COMMENT NO. 11:

You state that certain “development and regulatory milestone payments” will be paid in the event that you “realize sales from products covered by the license agreement.” Please provide more information regarding which products or programs are covered by the license agreement.

RESPONSE TO COMMENT NO. 11:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on pages 87 and 110 to clarify the products covered by the license agreement.

COMMENT NO. 12:

Please provide more detail regarding the “diligence milestones” that the CMCC Agreement obligates you to meet.

RESPONSE TO COMMENT NO. 12:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 110 to provide more detail regarding the diligence milestones, which include obligations to raise funds, seek collaborations and initiate discovery efforts.

Intellectual Property, page 108

COMMENT NO. 13:

Please disclose whether there are contested proceedings or third-party claims relating to each patent.

RESPONSE TO COMMENT NO. 13:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 110 to state that the Company has no contested proceedings or third-party claims relating to any patents at this time.

COMMENT NO. 14:

Please disclose whether there are any issued or pending patents or patent families associated with your BMP6 program.

RESPONSE TO COMMENT NO. 14:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 110 to state that the Company has no issued or pending patents or applications directed to its BMP6 program at this time.

COMMENT NO. 15:

We note your patent family disclosures regarding Myostatin Activation Inhibitors and TGFB1 Activation Inhibitors.  Please clarify whether any of these patents have been issued.

RESPONSE TO COMMENT NO. 15:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 111 to disclose that patent prosecution of these patent families is in the early stages and no patents have issued to date.

COMMENT NO. 16:

We note your disclosure regarding issued patents associated with your platform.  Please provide more detail regarding the patents cited and how they relate to your platform.  Please also expand your disclosure regarding your platform, and the patents associated with TGFB1, to discuss the type of protection (e.g., composition of matter, use, or process) you have under these patents.

RESPONSE TO COMMENT NO. 16:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 111 to provide additional detail regarding the patents relating to its platform.

COMMENT NO. 17:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT NO. 17:

The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that were distributed during “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1879, by facsimile transmission at (617) 801-8626 or by e-mail at lburlingame@goodwinlaw.com.

Sincerely,

/s/Laurie A. Burlingame
Laurie A. Burlingame

cc:	Nagesh K. Mahanthappa, Scholar Rock Holding Corporation Junlin Ho, Scholar Rock Holding Corporation Kingsley L. Taft, Goodwin Procter LLP